Exhibit 99.5

THIS FIRST SUPPLEMENTAL INDENTURE made as of the 27th day of March, 2017.

AMONG:

BELL MTS INC., a body corporate existing under the laws of the Province of Manitoba and having its registered office in the City of Winnipeg, in the Province of Manitoba

(both prior to and following the Amalgamation (as defined below), hereinafter called the “Company”)

and

COMPUTERSHARE TRUST COMPANY OF CANADA, a company incorporated and existing under the laws of Canada duly authorized to carry on the business of a trust company

(hereinafter called the “Trustee”)

RECITALS:

WHEREAS the Company and the Trustee are party to a trust indenture dated as of August 10, 2011 (the “Indenture”), which provides for the issuance of one or more series of Notes;

AND WHEREAS pursuant to the Indenture, $200,000,000 principal amount of 4.59% Notes (Series 9) due October 1, 2018 were issued by the Company on September 30, 2011 and $225,000,000 principal amount of 4.00% Notes (Series 10) due May 27, 2024 were issued by the Company on May 26, 2014;

AND WHEREAS concurrently with the entering into of this Supplemental Indenture, in accordance with an internal corporate restructuring, the Company (having the name of Manitoba Telecom Services Inc. prior to the Amalgamation) amalgamated with 7515660 Manitoba Inc. and the amalgamated entity has the name “Bell MTS Inc.” (the “Amalgamation”);

AND WHEREAS Section 10.1(b) of the Indenture provides that, as a part of any amalgamation, every resulting successor of the Company shall execute an indenture or indentures supplemental to the Indenture in favour of the Trustee whereby such successor covenants (i) to pay punctually when due the principal of, interest, if any, on and all other amounts owing under all the Notes; (ii) to perform and observe punctually all the obligations of the Company under the Indenture and under and in respect of all Outstanding Notes; and (iii) to observe and perform each and every covenant, stipulation, promise, undertaking, condition and agreement of the Company contained in the Indenture as fully and completely as if it had itself executed the Indenture as the Company and had expressly agreed in the Indenture to observe and perform the same;

AND WHEREAS the Company has determined that no condition or event exists as to the Company either at the time of or immediately after the Amalgamation and after giving effect

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thereto or immediately after the Company shall become liable to pay the principal of, and interest, if any, on and all other amounts owing under all of the Notes and to perform every covenant under the Indenture on the part of the Company to be performed or observed, that constitutes or would constitute a default or Event of Default under the Indenture;

AND WHEREAS the Company has approved the terms and timing and manner of the Amalgamation as not being prejudicial to the interests of the Noteholders;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not the Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1	Supplemental Indenture

This Supplemental Indenture is a “supplemental indenture” within the meaning of the Indenture. The Indenture and this Supplemental Indenture will be read together and have effect so far as practicable as though all of the provisions of the Indenture and Supplemental Indenture were contained in one instrument. If any provisions of the Indenture are inconsistent with the express provisions hereof, the provisions of the Indenture will be amended, varied, supplemented, modified, restated or replaced so as to be consistent with this Supplemental Indenture.

1.2	Definitions

All terms used but not defined in this Supplemental Indenture have the meanings ascribed to them in the Indenture as such meanings may be amended by this Supplemental Indenture. In the event of any inconsistency between the terms in the Indenture and this Supplemental Indenture, the terms in this Supplemental Indenture prevail.

1.3	References to Sections, Articles and Schedules

Unless otherwise provided, all references herein to Sections, Articles or Schedules are references to Sections, Articles and Schedules of or to this Supplemental Indenture.

ARTICLE 2
COVENANTS OF THE COMPANY

2.1	Covenants of the Company

By its execution of this Supplemental Indenture, the Company hereby acknowledges that, by operation of law, it is a party to the Indenture and, as such, confirms that it covenants in favour of the Trustee (i) to pay punctually when due the principal of, interest, if any, on and all other amounts owing under all the Notes, (ii) to perform and observe punctually all the obligations of the Company under the Indenture and under and in respect of all Outstanding Notes; and (iii) to observe and perform each and every covenant, stipulation, promise, undertaking, condition and

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agreement of the Company contained in the Indenture as fully and completely as if it had itself executed the Indenture as the Company and had expressly agreed in the Indenture to observe and perform the same (collectively, the “Covenants”).

ARTICLE 3
MISCELLANEOUS

3.1	Confirmation of Indenture

The Indenture, as changed, altered, amended, modified or supplemented by this Supplemental Indenture, shall continue in full force and effect and is hereby confirmed.

3.2	Counterparts

This Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

3.3	Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Supplemental Indenture and all documents relating hereto be drawn up in the English language only. Chacune des parties aux présentes reconnaît par les présentes qu’elle a demandé et consent à ce que le présent amendement et tous les documents s’y rattachant, ne soient rédigés qu’en anglais.

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IN WITNESS whereof the parties hereto have duly executed this Supplemental Indenture as of the date first set out above.

BELL MTS INC.
Per:	(Signed) Paul Stinis
Name: Paul Stinis Title: Treasurer

COMPUTERSHARE TRUST COMPANY OF CANADA
Per:	(Signed) Karen Biscope
Name: Karen Biscope Title: Manager, Corporate Trust
(Signed) Laura Leong
Name: Laura Leong Title: Corporate Trust Officer

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